                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549



                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 38)

                     TRANSCONTINENTAL REALTY INVESTORS, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                     Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   893617-20-9
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                Robert A. Waldman
                        1800 Valley View Lane, Suite 300
                               Dallas, Texas 75234
                                 (469) 522-4200
--------------------------------------------------------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)


                                 March 18, 2003
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rules 13d-1(b)(3) or (4), check the following box [ ].

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting persons's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 893617-20-9
-------------------------------------------------------------------------------

  1) Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only)

                 American Realty Trust, Inc., FEI No. 54-0697989
-------------------------------------------------------------------------------

  2) Check the Appropriate Box if a Member of a Group (See Instructions)

     (a)
     (b)

-------------------------------------------------------------------------------

  3) SEC Use Only

-------------------------------------------------------------------------------

  4) Source of Funds (See Instructions)

        WC

-------------------------------------------------------------------------------
  5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

-------------------------------------------------------------------------------

                                      Georgia
  6) Citizenship or Place of Organization
-------------------------------------------------------------------------------
                   7)   Sole Voting Power

                          -0-
Number of          ------------------------------------------------------------
shares bene-       8)   Shared Voting Power
ficially
Owned by                  -0-
Each Report-       ------------------------------------------------------------
ing Person         9)   Sole Dispositive Power
With
                          -0-
                   ------------------------------------------------------------
                   10)  Shared Dispositive Power

                          -0-
-------------------------------------------------------------------------------

 11) Aggregate Amount Beneficially Owned by Each Reporting Person
                                                 3,994,301
-------------------------------------------------------------------------------

 12) Check if the Aggregate Amount in Row (11) Excludes Certain
     Shares (See Instructions)

-------------------------------------------------------------------------------

 13) Percent of Class Represented by Amount in Row (11)
                                                        49.5%
--------------------------------------------------------------------------------

 14) Type of Reporting Person (See Instructions)

                              CO

CUSIP No. 893617-20-9
--------------------------------------------------------------------------------


  1) Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only)

      Transcontinental Realty Acquisition Corporation, FEI No. 13-4243611

--------------------------------------------------------------------------------

  2)  Check the Appropriate Box if a Member of a Group
      (See Instructions)
      (a)
      (b)

-------------------------------------------------------------------------------

  3)  SEC Use Only

-------------------------------------------------------------------------------

  4)  Source of Funds (See Instructions)

                                          WC
-------------------------------------------------------------------------------

  5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

-------------------------------------------------------------------------------

  6)  Citizenship or Place of Organization

                                       Nevada
-------------------------------------------------------------------------------

                  7)   Sole Voting Power
 Number of                                             1,213,226
                  -------------------------------------------------------------
Shares Bene-
 ficially         8)   Shared Voting Power
 Owned by                                                  -0-
                  -------------------------------------------------------------
Each Report-
ing Person        9)   Sole Dispositive Power
With                                                   1,213,226
                  -------------------------------------------------------------

                  10)  Shared Dispositive Power
                                                           -0-
-------------------------------------------------------------------------------

 11)  Aggregate Amount Beneficially Owned by Each Reporting Person
                                                       1,213,226

-------------------------------------------------------------------------------

 12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

-------------------------------------------------------------------------------

 13)  Percent of Class Represented by Amount in Row (11)
                                                          15.03%
-------------------------------------------------------------------------------
                                                              CO
 14)  Type of Reporting Person (See Instructions)

CUSIP No. 893617-20-9
-------------------------------------------------------------------------------

  1) Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only)

               Basic Capital Management, Inc., FEI No. 75-2261065

-------------------------------------------------------------------------------

  2)  Check the Appropriate Box if a Member of a Group (See Instructions)
      (a)
      (b)

-------------------------------------------------------------------------------

  3)  SEC Use Only

-------------------------------------------------------------------------------

  4)  Source of Funds (See Instructions)
                                               WC

-------------------------------------------------------------------------------

  5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

-------------------------------------------------------------------------------


  6)  Citizenship or Place of Organization
                                                  Nevada
-------------------------------------------------------------------------------

                  7)  Sole Voting Power
 Number of                                       1,166,947
                  -------------------------------------------------------------
Shares Bene-
 ficially         8)  Sole Voting Power
 Owned by                                           -0-
                  -------------------------------------------------------------
Each Report-
ing Person        9)  Sole Dispositive Power
With                                             1,166,947
                  -------------------------------------------------------------

                  10) Shared Dispositive Power
                                                    -0-

-------------------------------------------------------------------------------

 11)  Aggregate Amount Beneficially Owned by Each Reporting Person
                                                 1,166,947

-------------------------------------------------------------------------------

 12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

-------------------------------------------------------------------------------

 13)  Percent of Class Represented by Amount in Row (11)
                                                    14.5%
-------------------------------------------------------------------------------

 14)  Type of Reporting Person (See Instructions)
                                                     CO

CUSIP No. 893517-20-9
-------------------------------------------------------------------------------

  1) Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only)

           The Gene E. Phillips Children's Trust, I.D. No. 13-6599759

-------------------------------------------------------------------------------

  2)  Check the Appropriate Box if a Member of a Group (See Instructions)
      (a)
      (b)

-------------------------------------------------------------------------------

  3)  SEC Use Only

-------------------------------------------------------------------------------

  4)  Source of Funds (See Instructions)
                                                             N/A
-------------------------------------------------------------------------------

  5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

-------------------------------------------------------------------------------

  6)  Citizenship or Place of Organization
                                                              Texas

-------------------------------------------------------------------------------

                  7)  Sole Voting Power
 Number of                                                    1,827
                  -------------------------------------------------------------
Shares Bene-
 ficially         8)  Shared Voting Power
 Owned by                                                       -0-
                  -------------------------------------------------------------
Each Report-
ing Person        9)  Sole Dispositive Power
With                                                          1,827
                  -------------------------------------------------------------

                  10) Shared Dispositive Power
                                                                -0-
-------------------------------------------------------------------------------

 11)  Aggregate Amount Beneficially Owned by Each Reporting Person
                                                               1,827
-------------------------------------------------------------------------------

 12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

-------------------------------------------------------------------------------

 13)  Percent of Class Represented by Amount in Row (11)
                                                               0.002%
-------------------------------------------------------------------------------
                                                                 OO
 14)  Type of Reporting Person (See Instructions)

CUSIP No. 893617-20-9
-------------------------------------------------------------------------------

  1) Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only)

                Syntek Asset Management, L.P., FEI No. 75-2311348

-------------------------------------------------------------------------------

  2)   Check the Appropriate Box if a Member of a Group (See Instructions)
       (a)
       (b)

-------------------------------------------------------------------------------

  3)   SEC Use Only

-------------------------------------------------------------------------------

  4)   Source of Funds (See Instructions)
                                                        N/A
-------------------------------------------------------------------------------

  5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

-------------------------------------------------------------------------------

       6)  Citizenship or Place of Organization
                                                     Delaware
-------------------------------------------------------------------------------

                  7)       Sole Voting Power
 Number of                                            26,475
                  -------------------------------------------------------------
Shares Bene-
 ficially         8)       Shared Voting Power
 Owned by                                               -0-
                  -------------------------------------------------------------
Each Report-
ing Person        9)       Sole Dispositive Power
With                                                  26,475
                  -------------------------------------------------------------

                  10)      Shared Dispositive Power
                                                        -0-
-------------------------------------------------------------------------------

 11)   Aggregate Amount Beneficially Owned by Each Reporting Person
                                                       26,475

-------------------------------------------------------------------------------

 12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

-------------------------------------------------------------------------------

 13)   Percent of Class Represented by Amount in Row (11)
                                                       0.3%
-------------------------------------------------------------------------------

 14)   Type of Reporting Person (See Instructions)
                                                       PN

CUSIP No. 893617-20-9
-------------------------------------------------------------------------------

  1) Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only)

               American Realty Investors, Inc., FEI No. 75-2847135

-------------------------------------------------------------------------------

  2)   Check the Appropriate Box if a Member of a Group (See Instructions)
       (a)
       (b)
-------------------------------------------------------------------------------

  3)   SEC Use Only

-------------------------------------------------------------------------------
                                                          WC
  4)   Source of Funds (See Instructions)
-------------------------------------------------------------------------------

  5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

-------------------------------------------------------------------------------


  6)   Citizenship or Place of Organization
                                                         Nevada
-------------------------------------------------------------------------------
                  7)   Sole Voting Power
 Number of                                                 -0-
                  -------------------------------------------------------------
Shares Bene-
 ficially         8)   Shared Voting Power
 Owned by                                                  -0-
                  -------------------------------------------------------------
Each Report-
ing Person        9)   Sole Dispositive Power
With                                                       -0-
                  -------------------------------------------------------------

                  10)  Shared Dispositive Power
                                                           -0-
-------------------------------------------------------------------------------

 11)   Aggregate Amount Beneficially Owned by Each Reporting Person
                                                         5,207,527

-------------------------------------------------------------------------------

 12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

-------------------------------------------------------------------------------

 13)   Percent of Class Represented by Amount in Row (11)
                                                           64.51%
-------------------------------------------------------------------------------
                                                              CO
 14)   Type of Reporting Person (See Instructions)

CUSIP No. 893617-20-9
-------------------------------------------------------------------------------

  1) Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only)

                     EQK Holdings, Inc., FEI No. 75-2931679

-------------------------------------------------------------------------------

  2)   Check the Appropriate Box if a Member of a Group (See Instructions)
       (a)
       (b)

-------------------------------------------------------------------------------

  3)   SEC Use Only

-------------------------------------------------------------------------------

  4)   Source of Funds (See Instructions)
                                                            WC
-------------------------------------------------------------------------------

  5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

-------------------------------------------------------------------------------

  6)   Citizenship or Place of Organization
                                                           Nevada
-------------------------------------------------------------------------------
                                                          3,994,301
                  7)    Sole Voting Power
 Number of
                  -------------------------------------------------------------
Shares Bene-
 ficially         8)    Shared Voting Power
 Owned by                                                    -0-
                  -------------------------------------------------------------
Each Report-
ing Person        9)    Sole Dispositive Power
With                                                      3,994,301
                  -------------------------------------------------------------

                  10)   Shared Dispositive Power
                                                             -0-
-------------------------------------------------------------------------------

 11)   Aggregate Amount Beneficially Owned by Each Reporting Person
                                                          3,994,301

-------------------------------------------------------------------------------

 12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

-------------------------------------------------------------------------------

 13)   Percent of Class Represented by Amount in Row (11)
                                                           49.5%
-------------------------------------------------------------------------------
 14)   Type of Reporting Person (See Instructions)            CO

ITEM 1.  SECURITY AND ISSUER

         This Amendment No. 38 to Statement on Schedule 13D relates to the shares of Common Stock, par value $0.01 per share (the "Shares") of TRANSCONTINENTAL REALTY INVESTORS, INC., a Nevada corporation ("TCI" or the"Issuer") and further amends the original Statement on Schedule 13D as amended by Amendment Nos. 1 through 37 thereof (the "Amended Statement") filed by and on behalf of the "Reporting Persons" described below. The principal executive offices of TCI are located at 1800 Valley View Lane, Suite 300, Dallas, Texas 75234. The CUSIP number of the Shares is 893617-20-9.

         This Amendment No. 38 to Schedule 13D is being filed to reflect various changes in the information contained in the Amended Statement, including the results of a tender offer for the Issuer's Shares. During the period ended March 18, 2003, Transcontinental Realty Acquisition Corporation ("TCI AcqSub"), a wholly-owned subsidiary of American Realty Investors, Inc. ("ARL") received, accepted and purchased 1,213,226 Shares of the Issuer pursuant to a cash tender offer which resulted in the beneficial ownership of the Reporting Persons increasing by approximately 15% of the number of Shares of Common Stock of the Issuer outstanding.

ITEM 2.  IDENTITY AND BACKGROUND

         Item 2 of the Amended Statement is hereby further amended as follows:

         This Amendment is being filed on behalf of American Realty Trust, Inc., a Georgia corporation ("ART"), Basic Capital Management, Inc., a Nevada corporation ("BCM"), The Gene E. Phillips Children's Trust (the "GEP Trust"), Syntek Asset Management, L.P., a Delaware limited partnership ("SAM LP"), ARL, EQK Holdings, Inc., a Nevada corporation ("EQK"), and TCI AcqSub, each of which have their principal executive offices located at 1800 Valley View Lane, Suite 300, Dallas, Texas 75234. All of ART, BCM, the GEP Trust, SAM LP, ARL, EQK and TCI AcqSub are collectively referred to as the "Reporting Persons." The Reporting Persons may be deemed to constitute a "person" within the meaning of
Section 13(d) of the Securities Exchange Act of 1934, as amended, because Gene
E. Phillips is a general partner of SAM LP, BCM is beneficially owned by a trust for the benefit of Mr. Phillips' children; BCM serves as Advisor to ARL, and Mr. Phillips' son, Ryan T. Phillips, serves as a director of BCM and is a beneficiary of the GEP Trust. EQK is a wholly-owned subsidiary of ART, and ART and TCI AcqSub are each wholly-owned subsidiaries of ARL.

         TCI AcqSub is a corporation organized and existing under the laws of the State of Nevada. TCI AcqSub is a subsidiary of ARL. The name, business address and capacity with TCI AcqSub of each of the executive officers or directors of TCI AcqSub are set forth on Schedule 7 attached hereto. Each of the individuals listed on Schedule 7 is a citizen of the United States of America.

         (d) During the last five years, none of the Reporting Persons, nor any of their respective executive officers or directors, general partners or trustees has been convicted in a criminal proceeding (excluding traffic violations and/or similar misdemeanors).

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         The consideration paid to purchase the Shares described in Item 5 below is from working capital of each of the Reporting Persons and no part of the purchase price is represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the Shares. Each of the Reporting Persons have in the past and may in the future, utilized margin accounts with various brokerage firms which accounts may, from time to time, have debit balances and include certain of the Shares. Since other securities are held in such accounts, it may be impracticable at any time to determine the amounts, if any, borrowed with respect to the Shares and interest costs vary with applicable costs and account balances. Prior to the purchase of the Shares in the cash tender offer which expired March 18, 2003, ARL and its subsidiaries sold parcels of land and other assets and generated funds in the ordinary course of business which included refinancings of one or more outstanding loans. However, none of such transactions involved funds or other consideration borrowed or otherwise obtained for the direct purpose of acquiring the Shares pursuant to the cash tender offer.

ITEM 4.  PURPOSE OF TRANSACTION

         Item 4 of the Amended Statement is hereby further amended as follows:

         Except with respect to the proposed tender offer described in Item 5 below, a merger transaction previously described and any ancillary affect same would have on the following items, the Reporting Persons do not have any plans or proposals which relate to or would result in:

         (a) The acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer;

         (b) An extraordinary corporate transaction, such a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

         (c) A sale or transfer of a material amount of assets of TCI or any of its subsidiaries (except that as part of the proposed merger transaction, certain real property assets owned by the Issuer have been sold and may be sold in the future);

         (d) Any change in the present Board of Directors or Management of TCI, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board;

         (e) Any material change in the present capitalization or dividend policy of TCI;

         (f) Any other material change in TCI's business or corporate structure;

         (g) Changes in TCI's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of TCI by any person (except that the Reporting Persons' collective ownership of over 79% of the outstanding Shares would itself be an impediment to any potential change of control not approved by the Reporting Persons);

         (h) Causing a class of securities of TCI to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association (except that if the merger of TCI with a subsidiary of ARL is effectuated, TCI's Shares will no longer be eligible for listing on a national securities exchange);

         (i) A class of equity securities of TCI becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended (except that if the merger of TCI with a subsidiary of ARL is consummated, the number of common stockholders of TCI will be reduced below 300, and such Shares would then become eligible for termination of registration); or

         (j) Any actions similar to any of those enumerated above.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         Item 5 of the Amended Statement is hereby further amended as follows:

         (a) According to the latest information available from the Issuer, as of March 18, 2003, the total number of issued and outstanding Shares was 8,072,594 Shares. As of March 18, 2003, the following Shares were owned directly and beneficially by the Reporting Persons set forth below:


                              No. of Shares          Approximate %
               Name           Owned Directly           Class
               ----           --------------         --------------
               ART*             3,994,301                49.5  %


               BCM              1,166,947                14.5  %

             GEP Trust              1,827                 0.002%


              SAM LP               26,475                 0.3  %


               ARL*+            5,207,527                64.51 %


               EQK              3,994,301                49.5  %

            TCI AcqSub          1,213,226                15.03 %
                                ---------                ------

              Totals            6,402,776**              79.31 %
                                =========                ======


-----------------------
         * Same Shares owned by EQK; EQK is a wholly-owned subsidiary of ART which in turn is a wholly-owned subsidiary of ARL; ARL is the indirect parent of EQK.

         + Same Shares owned by TCI AcqSub which is a wholly-owned subsidiary of ARL.

         ** If the merger of TCI with a subsidiary of ARL is consummated (i) the 1,166,977 Shares held by BCM will be converted into 1,166,977 shares of ARL Series G Preferred Stock, (ii) the 1,827 Shares held by the GEP Trust will be converted into 1,827 shares of ARL Series G Preferred Stock, (iii) the 26,475 Shares held by SAM LP will be converted into 26,425 shares of ARL Series G Preferred Stock, (iv) the 3,994,301 Shares held by EQK will be cancelled, and
(v) the 1,213,226 Shares held by TCI AcqSub will be cancelled.

         Pursuant to Rule 13d-3 under the Securities Exchange Act of 1934 (the "Exchange Act"), each of the directors of ARL, ART and EQK may be deemed to beneficially own the number of Shares owned by EQK described above; each of the directors of ARL and TCI AcqSub may be deemed to beneficially own the number of Shares owned by TCI AcqSub described above; each of the directors of BCM may be deemed to beneficially own the Shares held directly by BCM; and each of the directors of SAMI and the other General Partner of SAM LP may be deemed to beneficially own the Shares held by SAM LP. Those individuals and the number of Shares deemed beneficially owned pursuant to Rule 13d-3, and the approximate percent of the class, as well as the relationship, are set forth in the following table:


 Name of Director or                          No. of Shares              % of
   General Partner           Entity         Beneficially Owned           Class
 -------------------         ------         ------------------           ------
Ted P. Stokley                 ARL             5,207,527*+               64.51 %
Earl D. Cecil                  ARL             5,207,527*+               64.51 %
Richard W. Humphrey            ARL             5,207,527*+               64.51 %
Mizrachi                       ARL             5,207,527*+               64.51 %
Ryan T. Phillips               BCM             1,168,804(1)              14.5  %
Mickey Ned Phillips            BCM             1,166,977                 14.5  %
Donald W. Phillips          GEP Trust              1,827                  0.002%
Gene E. Phillips              SAM LP              26,475                  0.3  %
SAMI                          SAM LP              26,475                  0.3  %
Robert A. Waldman        ART, EQK and TCI      5,207,527*+               64.51 %
                              AcqSub
Ronald E. Kimbrough      ART, EQK and TCI      5,207,527*+               64.51 %
                              AcqSub           ---------                 ------


  Total Units beneficially  owned              6,402,776                 79.31%
  by Reporting Persons and                     =========                 ======
  individuals listed above:

-----------------------------
  (1) Also beneficiary of the GEP Trust.

         (b) Each of the directors of EQK share voting and dispositive power over the 3,994,301 Shares held by EQK. Each of the directors of TCI AcqSub share voting and dispositive power over the 1,213,226 Shares held by TCI AcqSub The directors of BCM have shared voting and dispositive power over the 1,163,677 Shares held by BCM. The two General Partners of SAM LP each have shared voting and dispositive power over the 26,475 Shares by SAM LP. The Trustee of the GEP Trust has the sole voting and dispositive power over the 1,827 Shares held by the GEP Trust.

         (c) During the 60 calendar days ended March 18, 2003, the Reporting Persons and their executive officers, directors, partners and trustees, as the case may be, did not engage in any transaction in the Shares or any other equity interest derivative thereof except that TCI AcqSub purchased 1,213,226 Shares pursuant to a cash tender offer at $17.50 per Share (a total of $21,231,455).

         (d) No person other than the Reporting Persons or its respective Board of Directors, General Partners or Trustee is known to have the right to receive or the power to direct receipt of dividends from, or the proceeds of sale of, the Shares held by each of the Reporting Persons, subject to the matters set forth in Item 6 below.

         (e)      Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         Item 6 of the Amended Statement is hereby further amended to read as follows:

         EQK has pledged 2,751,798 Shares to Sunset Management, LLC pursuant to a loan agreement with such lender. The remaining 1,242,503 Shares owned directly by EQK may be deemed to be "collateral" for borrowings pursuant to margin or other account arrangements with bankers and brokerage firms relating to accounts of EQK. Such arrangements are standard arrangements involving margin securities of up to a specified percentage of market value of the Shares and bear interest at varying rates and contain only standard default and similar provisions, the operation of any of which should not give any other person immediate voting power or investment power over such securities. Such arrangements exist with the Shares and other securities held in such accounts, and it is impracticable at any given time to determine the amounts, if any, with respect to the Shares and interest costs under such arrangements may vary with applicable costs and account balances.

         BCM has pledged 920,507 Shares to Sunset Management, LLC pursuant to a loan agreement with such lender. The remaining 241,440 Shares owned by BCM may be deemed to be "collateral" for borrowings pursuant to margin or other account arrangements with bankers and brokerage firms relating to accounts of BCM. Such arrangements are standard arrangements involving margin securities of up to a specified percentage of the market value of the Shares and bear interest at varying rates and contain only standard default and similar provisions, the operation of any of which should not give any other person immediate voting power or investment power over such securities. Such arrangements exist with the Shares and other securities held in such accounts, and it is impracticable at any given time to determine the amounts, if any, with respect to the Shares and interest costs under such arrangements vary with applicable costs and account balances.

         All 26,475 Shares owned by SAM LP may be deemed to be "collateral" for borrowings pursuant to margin or other account arrangements with Bear Stearns relating to an account of SAM LP. Such arrangement with such brokerage firm is a standard arrangement involving margin securities of up to a specified percentage of the market value of all securities in such account, including the Shares, and bears interest at varying rates and contains only standard default and similar provisions, the operation of which should not give any other person immediate voting power or investment power over such securities.

         All 1,827 Shares owned by the GEP Trust may be deemed to be "collateral" for borrowings pursuant to margin or other account arrangements with a brokerage firm relating to an account of the GEP Trust. Such arrangements are standard arrangements involving margin securities of up to a specified percentage of the market value of the Shares and bear interest at varying rates and contain only standard default and similar provisions, the operation of any of which should not give any other person immediate voting power or investment power over such securities. Such arrangements exist with the Shares and other securities held in such account, and it is impracticable at any given time to determine the amount, if any, with respect to the Shares and interest cost under such arrangements vary with applicable costs and account balances.

         Except as set forth in the preceding paragraphs, the Reporting Persons do not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer including finder's fees, joint ventures, loan or option arrangements, puts or calls, guaranties of profits, division of profits or loss, or the giving or withholding of proxies.

                                   SIGNATURES

         After reasonable inquiry and to the best of their respective knowledge and belief, the undersigned certify that the information set forth in this Amendment No. 38 to Statement on Schedule 13D is true, complete and correct.


Dated: March 27, 2003.


SYNTEK ASSET MANAGEMENT, LP, a                   AMERICAN REALTY TRUST, INC.
Delaware limited partnership

                                                 By: /s/ Ronald E. Kimbrough
By: Syntek Asset Management,                       -----------------------------
    Inc., General Partner                           Ronald E. Kimbrough
                                                    Executive Vice President


By: /s/ Ronald E. Kimbrough
    -------------------------------
    Ronald E. Kimbrough
    Executive Vice President


AMERICAN REALTY INVESTORS, INC.                  BASIC CAPITAL MANAGEMENT, INC


By: /s/ Ronald E. Kimbrough                      By: Ronald E. Kimbrough
    -------------------------------                 ----------------------------
    Ronald E. Kimbrough                             Ronald E. Kimbrough
    Executive Vice President                        Executive Vice President


TRANSCONTINENTAL REALTY                          EQK HOLDINGS, INC.
ACQUISITION CORPORATION


By: /s/ Ronald E. Kimbrough                      By: /s/ Ronald E. Kimbrough
    -------------------------------                 ----------------------------
    Ronald E. Kimbrough                             Ronald E. Kimbrough
    President                                       Executive Vice President


THE GENE E. PHILLIPS CHILDREN'S TRUST


By: /s/ Donald W. Phillips
    -------------------------------
    Donald W. Phillips,
    Trustee

                                   SCHEDULE 7

                       EXECUTIVE OFFICERS AND DIRECTORS OF

                                   TCI ACQSUB


 NAME AND CAPACITY WITH                                                 PRESENT BUSINESS IN
   ART HOLDINGS, INC.             BUSINESS ADDRESS                      WHICH EMPLOYMENT IS
                                                                             CONDUCTED


Robert A. Waldman,               1800 Valley View Lane                Senior Vice President,
Director and Secretary           Suite 300                            General Counsel and
                                 Dallas, Texas 75234                  Secretary, Basic Capital
                                                                      Management, Inc.

Ronald E. Kimbrough,             1800 Valley View Lane                Executive Vice President
Director, President and          Suite 300                            and Chief  Financial
Treasurer                        Dallas, Texas 75234                  Officer, Basic Capital
                                                                      Management, Inc.

Louis J. Corna,                  1800 Valley View Lane                Executive Vice President
Vice President                   Suite 300                            of Tax, Basic Capital
                                 Dallas, Texas 75234                  Management, Inc.





                               Schedule - Page 1